1050 17th Street, Suite 1710 Denver, Colorado 80265-2077 MAIN (800) 955-9988 FAX (303) 534-5627

May 8, 2017

Via E-MAIL AND EDGAR

Valerie Lithotomos
Jason P. Fox
Division of Investment Management, Chief Accountant’s Office
Securities and Exchange Commission 100 F Street, N.E.
Washington, DC 20549

Re:
Shelton International Select Equity Fund (Acquiring Fund), a series of SCM Trust (File No. 333-176060), with respect to its proposed reorganization with Shelton International Select Equity Fund (Acquired Fund), a series of FundVantage Trust (File No. 333-214180)

Dear Ms. Lithotomos and Mr. Fox:

This letter further responds to a comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with Shelton Capital Management regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by Shelton International Select Equity Fund (the “Acquiring Fund”), a series of SCM Trust (the “Registrant”), of all of the assets of Shelton International Select Equity Fund, a series of FundVantage Trust (the “Acquired Fund”) in exchange for the assumption of all of the liabilities of the Acquired Fund and shares of the Acquired Fund (the “Reorganization”).

This letter is to confirm our revised approach as discussed with you and by email. Rather than continue to request that the Acquiring Fund be the performance survivor, with the Acquired Fund as the accounting survivor (as set out in our NAST Analysis letter to you dated April 3, 2017), we agree that under the NAST analysis the Acquired Fund should be both the accounting and performance record survivor in this situation where the Acquiring Fund is a “shell fund” with no financial or operating history prior to the reorganization.

As you are aware from previous correspondence, both funds are currently advised by Shelton Capital Management (“Shelton Capital”), and both are managed by the same portfolio managers, Matthias Knerr and Andrew Manton. However, Shelton Capital has been managing the Acquired Fund only since July 18, 2016 pursuant to an interim investment advisory agreement.

The instructions to Form N-1A (Instruction 4 to Item 4(b)(2) and Instruction 11 of Item 27(b)(7)) make clear that the Acquired Fund could update its prospectus consistent with those instructions to “begin the bar chart and the performance information in the table on the date the current adviser began to provide advisory services” (i.e., as of July 18, 2016). If the Acquired Fund went ahead and revised its prospectus in that way, the Acquiring Fund would carry forward the performance history of the Acquired Fund from that date. Consistent with Instruction 11 of Item 27(b)(7) the financial statements MD&A would still present the 10-year performance record.

However, rather than having the Acquired Fund’s shareholders incur the legal and other expenses of making that change to the prospectus for the relatively brief period before the reorganization, we request that you permit the changes to be made only in the Acquired Fund’s prospectus as filed with an amended N-14 today as you requested in your email dated April 11, 2017. Because the new performance record is for less than one calendar year, there is no performance information to include in N-1A Item 4 of the Acquiring Fund prospectus. However we have disclosed the performance for the Acquired Fund for the period July 18, 2016 to December 31, 2016 in the proxy statement section discussing “Comparison of Performance” of the Funds.

This approach results in no change in the outcome either from the perspective of following the instructions and presentation choices allowed by Form N-1A, or from the historic NAST approach with respect to accounting and performance survivorship typically being that of the acquired fund in a situation involving a new “shell fund” as the acquiring fund. Finally, we hope you would agree there should be some room for a more efficient process that benefits existing shareholders (and candidly also simplifies this process for the Adviser) while achieving the same outcome.

We appreciate your continued consideration and guidance in this matter.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Sincerely,

/s/ Gregory T. Pusch

General Counsel & CCO

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